Mail Stop 6010
Via Facsimile and U.S. Mail

April 21, 2006

Mr. Jeffrey W. Henderson
Chief Financial Officer
Cardinal Health, Inc.
7000 Cardinal Place
Dublin, OH 43017

> **Re: Cardinal Health, Inc.**
> **Form 10-K for June 30, 2005**
> **File No. 1-11373**

Dear Mr. Henderson:

We have reviewed your November 23, 2005 and February 15, 2006 responses to our October 6, 2005 letter. In addition, we have had conference calls on March 29 and April 7, 2006 with company representatives about your response to comment 6 in our October 6th letter regarding bulk revenues. In those conference calls, the representatives agreed to provide us further information to help us understand the reasons why you distinguish between "Bulk" and "Non-Bulk" revenues in your disclosures to investors. Comment one below documents our understanding from your responses and conference calls and includes additional salient points for you to address in writing to us related to bulk revenues. Comment two below documents a separate verbal request made to you on March 27th for additional information regarding comment 7 in our October 6th letter. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for June 30, 2005

Financial Statements

Note 3. Summary of Significant Accounting Policies - Revenue Recognition

Pharmaceutical Distribution and Provider Services

1. We have previously communicated to Cardinal's management our belief that categories of transactions having materially different profit margins should be discussed and analyzed separately in MD&A. Cardinal's decision to stop discussing and analyzing the cost of bulk revenue sales could be interpreted to mean that bulk and non-bulk revenue transactions have profit margins that differ by no more than an immaterial amount. We are trying to understand and seek clarifying disclosure explaining whether this interpretation is correct. We are also trying to understand and seeking clarifying disclosure about what the presentation of bulk revenues conveys to a reader; however, it is unclear how the operational characteristics that provide the basis for your current definition of bulk revenue impact bulk revenue gross profit and thus distinguishes it economically from non-bulk revenue. This lack of clarity stems in part from our understanding that the current definition includes all revenue from product shipped to Cardinal's customers in the same bulk form it was received by Cardinal from the manufacturers as well as all revenue from product sold to certain customers irrespective of whether it was shipped to those customers in the same bulk form received by Cardinal from the manufacturer or whether it was repackaged by Cardinal prior to shipping. In order to facilitate your response to and our understanding of these two issues and to help us understand if your disclosure about bulk revenue may need to be clarified and if so how, we describe our understanding of bulk revenue for periods prior to fiscal year 2004 and request that you address the questions below. Consider the need to address these points separately for your fee-for-service arrangements and your non-fee for-service arrangements. Also, we request that you assess whether your responses to our questions below fully address the two issues described above that we are trying to understand. If you conclude that your answers are responsive to the questions below, but do not fully address the two issues described above, we request that you provide additional narrative explanation to fully address the two issues described above.

   a) For periods prior to fiscal year 2004, we understand that Cardinal disclosed that all of Cardinal's bulk product was shipped to customers in the same bulk form it was received by Cardinal from the manufacturers. Cardinal also disclosed that it did not earn a gross profit on bulk revenues. These disclosures appear to suggest that bulk revenue was distinguished from non-bulk revenue operationally because it was not repackaged, and economically by the absence of gross profit. The absence of gross profit as we understand stemmed from Cardinal's policy of passing on to its customers the efficiencies resulting from the lower handling and distribution costs that resulted from the absence of repackaging and differed materially from Cardinal's other classes of product sales, necessitating separate disclosure and analysis. We understand that it is in the context of this class of product sales that Cardinal described itself as an intermediary in the ordering and subsequent delivery of bulk shipments of pharmaceutical products. Please tell us if our understanding of bulk revenue for periods prior to fiscal year 2004 is correct.

b) Cardinal's decision to stop discussing and analyzing the cost of bulk revenue sales could be interpreted to mean that bulk and non-bulk revenue transactions have profit margins that differ by no more than an immaterial amount. Please tell us if this interpretation is correct and propose clarifying disclosure. If the profit margins on bulk revenue transactions are materially different than those on nonbulk revenue transactions, please provide us with proposed disclosure that discusses and analyzes the costs of sales and/or gross profit separately for bulk revenue and nonbulk revenue for each period presented.

c) Please tell us if your current definition of bulk revenue includes all revenue from product shipped to Cardinal's customers in the same bulk form it was received by Cardinal from the manufacturers. For these sales, please also:

   i. Tell us if Cardinal has continued its past practice of passing on to its customers the efficiencies resulting from the lower handling and distribution costs that stem from the absence of repackaging.

   ii. Help us understand whether this component of your current definition of bulk revenues is the equivalent of Cardinal's definition of bulk revenue for periods prior to fiscal year 2004.

   iii. Tell us if Cardinal earns gross profit on these sales and if so whether it is more than a nominal amount.

   iv. Tell us why Cardinal's management believes it is no longer necessary to disclose and analyze costs for product shipped to Cardinal's customers in the same bulk form it was received by Cardinal from the manufacturers for both your fee-for-serve and your non-fee-for-service arrangements.

d) Please tell us if your current definition of bulk revenue also includes all revenue from product sold to certain customers irrespective of whether it was shipped to those customers in the same bulk form received by Cardinal from the manufacturer or whether it was repackaged by Cardinal prior to shipping. For these sales, please also:

       i. Tell us and propose clarifying disclosure as to what determines the type of customer that is included in bulk versus non bulk revenue.

      ii. Tell us whether Cardinal's sales price to these customers is dependent on whether or not Cardinal repackages the product prior to shipping.

e) Please tell us how the operational characteristics that provide the basis for your current definition of bulk revenue impact bulk revenue gross profit and thus distinguish it economically from non-bulk revenue.

f) Please tell us the substantive reasons behind Cardinal management's use of its current definition of bulk revenue. We note that you indicate that some investors and analysts may have inquired about the amount of bulk revenues. Please explain to us fully how Cardinal's management uses this financial measure. Also, you note that bulk revenue is a classification used throughout the industry; however it appears that the definition of bulk revenue adopted by Cardinal's management in fiscal year 2004 may differ from the definition used by the two major competitors you have referenced in our recent telephone conversations.

g) Please tell us why Cardinal's management changed its definition of bulk revenue and whether you applied the new definition retroactively to all periods presented.

h) Please tell us how the economics of the product sales classified as bulk revenue under Cardinal's current definition differ from the economics of the product sales classified as bulk revenue under Cardinal's definition for fiscal years prior to June 30, 2004. Please ensure you address both fee-for-service and non-fee for service arrangements in your response.

i) In order to help us understand how the four characteristics of your current definition of bulk revenue might be more clearly described and differentiated in your disclosure, please address the following:

       i. Refer to characteristic #1 of your current definition of bulk revenue. For periods prior to the fiscal year ended June 30, 2004, Cardinal described itself as an intermediary in the context of product shipped to customers in the same bulk form it was received by Cardinal from the manufacturers. Does this same phrase mean something different under Cardinal's current definition of bulk revenue? If so, please help us understand the difference and how your disclosure might be revised to clarify such difference.

ii. Please help us understand how characteristics #2 and #4 of your current definition of bulk revenue differ from each other. In your response, help us understand the difference between "same bulk form", "full case quantities", and "unopened cases or full pallets" and how your disclosure might be revised to clarify such differences.

iii. Refer to characteristic #3 of your current definition of bulk revenue. Your November 23, 2005 response indicates that these sales represent "large or high volume full case quantity shipments from the Company's warehouse inventory to customers…." Please help us understand how characteristic #3 differs from characteristic #4 and how your disclosure might be revised to clarify such differences. For example, are the transactions captured by characteristic #3 a subset of the transactions captured by characteristic #4?

iv. Refer to characteristic #4 of your current definition of bulk revenue. Please help us understand whether the number of full case quantities is the distinguishing attribute of characteristic #4 and if so, what number of full case quantities must be sold to qualify as bulk revenue. Alternatively, is it the sale of full case quantities that have not been repackaged that is the distinguishing attribute of characteristic #4? Please propose revised disclosure to clarify.

v. The examples provided in your November 23, 2005 response suggest that the first and third characteristics are not determinative to the classification of a product sale as bulk revenue under your current definition and as noted above may already be captured by characteristics #2 and #4. Please tell us if this is correct and propose revised disclosure that clarifies the distinction between the four characteristics.

2. Tell us, if:

- Your customers ever order directly from your vendors; or
- Your customers ever order directly from your vendors and your vendors ship directly to your customers.

If yes for either of the bullets above, tell us your accounting treatment and provide us your accounting analysis of EITF 99-19 that supports your accounting for each bullet.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant